

March 2, 2012

Via E-Mail
Mr. Eric Mitchell
Chief Financial Officer
Writers' Group Film Corp.
8200 Wilshire Boulevard, Suite 200
Beverly Hills, California 90211

> **Re: Writers' Group Film Corp.**
> **Amendment No. 1 to Form 10-K for the Year Ended March 31, 2011**
> **Filed February 14, 2012**
> **File No. 333-147959**

Dear Mr. Mitchell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Item 1A. Risk Factors, page 4

1. Please add a risk factor in future filings disclosing that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Item 7. Management's Discussion and Analysis, page 10

2. Please revise the introductory paragraph in future filings by clarifying that forward looking statements made by penny stock issuers are excluded from the safe harbors in Section 27A of the Securities Act of 1933 and in Section 21E of the Securities Exchange Act of 1934.

Audited Financial Statements

Consolidated Statements of Changes in Shareholders' Deficit, page 20

3. We note from your statements of changes in shareholders' deficit that you have recorded the reverse merger adjustment as an increase of 113,090,750 common shares. Please explain to us how you calculated or determined the common shares recorded in the reverse merger adjustment. As part of your response please tell us the amount of shares outstanding for both Writers' Group Film Corp. and Front Row immediately prior to the transaction. In this regard, it appears that as of December 31, 2010, Writers' Group Film Corp. had 130,750 shares outstanding (after the January 25, 2011 1:1000 reverse stock split). We would expect that the total amount of common shares outstanding after the reverse merger would be equal to the shares issued in the transaction (100,000,000) plus the shares outstanding on the books of Writers' Group Film Corp. immediately prior to the transaction. Please advise or revise. Also, please tell us how you calculated or determined the amount of the adjustment to APIC. Please note that historical stockholders' equity of the accounting acquirer (Front Row) prior to the merger should be retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of Writers' Group Film Corp. and Front Row's stock with an offset to paid-in capital. Retained earnings (deficiency) of Front Row should be carried forward after the acquisition. Please advise or revise accordingly.

Item 13. Certain Relationships and Related Transactions, page 35

4. Please confirm that you will file the agreement with Michael Sullivan, the June 30, 2011 receivable from John Diaz, the loan agreement with Nancy Louise Jones, and the January 11, 2011 and March 2011 loan agreements with 3D Conversion Rights LLC as exhibits to your next annual report.

Item 15. Exhibits and Financial Statement Schedules, page 36

5. Please confirm you will file all exhibits required to be filed by Item 601(b) of Regulation S-K in your next annual report. To the extent you incorporate exhibits by reference to previously filed reports, revise your exhibit index to identify the exhibit and note the report you incorporate by reference.

Signatures, page 37

6. Please revise in future filings by including the signature of your principal accounting officer or controller in the second signature block. To the extent a person signs the report in more than one capacity, each capacity in which the person serves should be identified. Refer to General Instruction D.(2)(a)-(b) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Max Webb at (202) 551-3755 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief